Filed by 1427702 B.C. Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company:

Jupiter Acquisition Corporation
(Commission File No. 001-39505)

FILAMENT HEALTH ANNOUNCES THIRD QUARTER 2023

FINANCIAL RESULTS AND OPERATIONAL HIGHLIGHTS

Vancouver, British Columbia, November 14, 2023 – Filament Health Corp. (OTCQB:FLHLF) (NEO:FH) (FSE:7QS) (“Filament” or the “Company”), a clinical-stage natural psychedelic drug development company, released its third quarter financial results and operational highlights for the period ended September 30, 2023.

“This quarter we have made significant strides towards our proposed Business Combination with Jupiter Acquisition Corporation, and anticipated uplisting to Nasdaq,” said Benjamin Lightburn, CEO and Co-Founder of Filament Health. “Earlier today we announced that the U.S. Securities and Exchange Commission declared effective the F-4 registration statement related to the Business Combination, a crucial step towards completing the transaction which is expected to offer us access to a broader capital markets audience and advance our drug development platform.”

2023 Q3 Financial and Capital Markets Highlights:

●	On September 29, 2023, the Company announced that it intends to complete a non-brokered private placement for gross proceeds of up to C$2,000,000. This private placement has not closed.

●	On August 15, 2023, the Company and Jupiter Acquisition Corporation (NASDAQ:JAQC) (“Jupiter”), a special purpose acquisition company, announced the filing of a registration statement on Form F-4 (as amended, the “Registration Statement”) by 1427702 B.C. Ltd. (“TopCo”) related to the previously announced business combination among Filament, Jupiter and TopCo (the “Business Combination”). On November 14, 2023 and subsequent to quarter-end, Filament and Jupiter announced that U.S. Securities and Exchange Commission (the “SEC”) has declared effective the Registration Statement.

●	On July 24, 2023, the Company announced it had upsized and closed on the private placement financing announced July 19, 2023 for gross proceeds of C$2,500,000.

●	On July 19, 2023, the Company and Jupiter announced they had entered into a definitive agreement, dated July 18, 2023, for the Business Combination pursuant to which TopCo, representing the combined business, is expected to be listed on Nasdaq upon closing.

●	On July 19, 2023, the Company announced that it intended to complete a non-brokered private placement for gross proceeds of up to C$2,000,000.

●	On July 14, 2023, the Company announced a change of auditor from Crowe MacKay LLP to MNP LLP.

2023 Q3 Operational Highlights:

●	On September 21, 2023, the Company announced that Magdalena Biosciences, a joint venture formed by Filament and Jaguar Health (NASDAQ:JAGX) successfully completed an import of coca leaf to Filament’s research and development facility.

●	On August 31, 2023, the Company announced it had entered into a licensing agreement with Reset Pharmaceuticals Inc. to license PEX010 and its associated IP for use in a phase 2 clinical trial for the treatment of demoralization syndrome.

●	On August 8, 2023, the Company announced approval from the United States Food and Drug Administration for two clinical trials using PEX010, at Washington School of Medicine for the treatment of cancer-related anxiety and at the University of California, Los Angeles studying effects of joining psilocybin treatment with cognitive-behavioural therapy for patients with depression.

●	On July 6, 2023, the Company announced that it will supply psilocybin for two clinical trials that received The Canadian Institutes of Health Research Operating Grants for Psilocybin-assisted Psychotherapy for Mental Health and Substance Use Disorders. The clinical trials will study the effects of Filament’s botanical psilocybin drug candidate, PEX010, for alcohol use disorder and treatment-resistant depression.

ABOUT FILAMENT HEALTH CORP (OTCQB:FLHLF) (NEO:FH) (FSE:7QS)

Filament Health is a clinical-stage natural psychedelic drug development company. We believe that safe, standardized, naturally-derived psychedelic medicines can improve the lives of many, and our mission is to see them in the hands of everyone who needs them as soon as possible. Filament’s platform of proprietary intellectual property enables the discovery, development, and delivery of natural psychedelic medicines. We are paving the way with what we believe to be the first-ever natural psychedelic drug candidates.

Learn more at www.filament.health and on Twitter, Instagram and LinkedIn.

MEDIA RELATIONS

Anna Cordon, Director of Communications

anna@filament.health

INVESTOR RELATIONS

ir@filament.health

FORWARD LOOKING INFORMATION

Certain statements and information contained herein may constitute “forward-looking statements” and “forward-looking information”, respectively, under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “expect”, “anticipate”, “continue”, “estimate”, “may”, “will”, “should”, “believe”, “intends”, “forecast”, “plans”, “guidance” and similar expressions are intended to identify forward-looking statements or information. The forward-looking statements are not historical facts, but reflect the current expectations of management of Filament regarding future results or events and are based on information currently available to them. Certain material factors and assumptions were applied in providing these forward-looking statements.

Forward-looking statements regarding the Company are based on the Company’s estimates and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Filament to be materially different from those expressed or implied by such forward-looking statements or forward-looking information, including risks associated with the closing of the non-brokered private placement that was announced on September 29, 2023, obtaining securityholder approval of the Business Combination, and the completion of the Business Combination (including, in each case, risks associated with adverse market conditions). There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Filament will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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Important Information About the Proposed Business Combination and Where to Find It

This communication may relate to the proposed business combination (the “Proposed Business Combination”) between Jupiter Acquisition Corporation, a Delaware corporation (“Jupiter”), and Filament Health Corp., a corporation organized under the laws of British Columbia (“Filament”), and may be deemed to be solicitation material in respect of the Proposed Business Combination. The Proposed Business Combination will be submitted to Jupiter’s stockholders for their consideration and approval. 1427702 B.C. Ltd., a corporation organized under the laws of British Columbia (“TopCo”), has filed a registration statement on Form F-4 (File No. 333-273972) and amendments and supplements thereto (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which contains a preliminary proxy statement/prospectus that constitutes (i) a preliminary proxy statement in connection with Jupiter’s solicitation of proxies for the vote by Jupiter’s stockholders to approve the Proposed Business Combination and other matters as described in the Registration Statement and (ii) a preliminary prospectus relating to the offer of TopCo securities to be issued in the Proposed Business Combination. The Registration Statement was declared effective by the SEC on November 13, 2023, and TopCo and Jupiter filed the definitive proxy statement/prospectus with the SEC on that same date. Jupiter and TopCo also intend to file other relevant documents with the SEC and, in the case of Filament and TopCo, with the applicable Canadian securities regulatory authorities, regarding the Proposed Business Combination. On November 13, 2023, after the Registration Statement was declared effective, Jupiter commenced the mailing of the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the record date established for voting on the Proposed Business Combination. The Proposed Business Combination will also be submitted to the securityholders of Filament for their consideration and approval. JUPITER’S STOCKHOLDERS AND OTHER INTERESTED PERSONS ARE ADVISED TO READ THE REGISTRATION STATEMENT, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, ANY AMENDMENTS OR SUPPLEMENTS THERETO AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS IN CONNECTION WITH JUPITER’S SOLICITATION OF PROXIES FOR ITS SPECIAL MEETING OF STOCKHOLDERS TO BE HELD TO APPROVE, AMONG OTHER THINGS, THE PROPOSED BUSINESS COMBINATION, BECAUSE THESE DOCUMENTS CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT JUPITER, FILAMENT, TOPCO AND THE PROPOSED BUSINESS COMBINATION.

Jupiter’s stockholders and other interested parties may also obtain a copy of the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto and the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Proposed Business Combination and other documents filed with the SEC by Jupiter, without charge, at the SEC’s website located at www.sec.gov, or by directing a request to: Jupiter Acquisition Corporation, 11450 SE Dixie Hwy, Suite 105, Hobe Sound, FL 33455. As the Registration Statement contains certain information about Filament, the Registration Statement has also been made available under Filament’s profile on SEDAR at www.sedar.com.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY, NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE PROPOSED BUSINESS COMBINATION PURSUANT TO WHICH ANY SECURITIES ARE TO BE OFFERED OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “could,” “continue,” “may,” “might,” “outlook,” “possible,” “potential,” “predict,” “scheduled,” “should,” “would.” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, and any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. These statements are based on various assumptions, whether or not identified in this communication, and on the current beliefs and expectations of Filament’s, TopCo’s and Jupiter’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Although Filament, TopCo and Jupiter believe that their respective plans, intentions, and expectations reflected in or suggested by these forward-looking statements are reasonable, none of Filament, TopCo or Jupiter can assure you that any of them will achieve or realize these plans, intentions, or expectations. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Filament, TopCo and Jupiter. These forward-looking statements are subject to a number of risks and uncertainties, including (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the Proposed Business Combination; (ii) the failure of either Jupiter or Filament prior to the Proposed Business Combination, or TopCo after the Proposed Business Combination, to execute their business strategy; (iii) the outcome of any legal proceedings that may be instituted against Filament, TopCo or Jupiter or others following the announcement of the Proposed Business Combination; (iv) the inability to complete the Proposed Business Combination due to the failure to obtain any necessary interim order or other required court orders in respect of Filament’s statutory plan of arrangement under the Business Corporations Act (British Columbia) with respect to the Proposed Business Combination or the failure to obtain the approval of Filament’s shareholders or Jupiter’s stockholders or to satisfy other conditions to closing; (v) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Proposed Business Combination; (vi) the ability to meet stock exchange listing standards prior to and following the consummation of the Proposed Business Combination; (vii) the risk that the Proposed Business Combination disrupts current plans and operations of Filament as a result of the announcement and consummation of the Proposed Business Combination; (viii) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things, competition and the ability of TopCo to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; (ix) costs related to the Proposed Business Combination; (x) failure to comply with and stay abreast of changes in laws or regulations applicable to Filament’s business, including health and safety regulations and policies; (xi) Filament’s estimates of expenses and profitability and underlying assumptions with respect to redemptions by Jupiter’s stockholders and purchase price and other adjustments; (xii) any downturn or volatility in economic or business conditions; (xiii) the effects of COVID-19 or other epidemics or pandemics; (xiv) changes in the competitive environment affecting Filament or its customers, including Filament’s inability to introduce, or obtain regulatory approval for, new products; (xv) the failure to obtain additional capital on acceptable terms; (xvi) the impact of pricing pressure and erosion; (xvii) failures or delays in Filament’s supply chain; (xviii) Filament’s ability to protect its intellectual property and avoid infringement by others, or claims of infringement against Filament; (xix) the possibility that Filament, TopCo or Jupiter may be adversely affected by other economic, business and/or competitive factors; (xx) the failure of Filament or TopCo to respond to fluctuations in foreign currency exchange rates; and (xxi) Filament’s estimates of its financial performance; and those factors discussed in documents of Jupiter or TopCo filed, or to be filed, with the SEC. If any of these risks materialize or any assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that none of Filament, TopCo or Jupiter presently knows or that Filament, TopCo and Jupiter currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Filament’s, TopCo’s and Jupiter’s expectations, plans, or forecasts of future events and views as of the date of this communication. Filament, TopCo and Jupiter anticipate that subsequent events and developments will cause Filament’s, TopCo’s and Jupiter’s assessments to change. However, while Filament, TopCo and Jupiter may elect to update these forward-looking statements at some point in the future, Filament, TopCo and Jupiter specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Filament’s, TopCo’s or Jupiter’s assessments as of any date after the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), or pursuant to an exemption from the Securities Act. In Canada, no offering of securities shall be made except by means of a prospectus in accordance with the requirements of applicable Canadian securities laws or an exemption therefrom. This communication is not, and under no circumstances is it to be construed as, a prospectus, offering memorandum, an advertisement or a public offering in any province or territory of Canada. In Canada, no prospectus has been filed with any securities commission or similar regulatory authority in respect of any of the securities referred to herein.

Participants in Solicitation

Jupiter, Filament, TopCo and certain of their respective directors, executive officers, and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination. Information regarding Jupiter’s directors and executive officers is available in its Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on March 10, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from Jupiter’s stockholders in connection with the Proposed Business Combination is set forth in the Registration Statement, and the preliminary proxy statement/prospectus included therein, and the definitive proxy statement/prospectus. Additional information regarding the participants in the preliminary proxy solicitation and a description of their direct and indirect interests is included in the Registration Statement, and the proxy statement/prospectus included therein, and are included in the definitive proxy statement/prospectus. Jupiter’s stockholders, potential investors, and other interested persons should carefully read the Registration Statement, the preliminary proxy statement/prospectus, any amendments or supplements thereto, the definitive proxy statement/prospectus, and related documents filed with the SEC, before making any voting or investment decisions. These documents, once available, can be obtained free of charge from the sources indicated above.

No Assurances

There can be no assurance that the Proposed Business Combination will be completed, nor can there be any assurance, if the Proposed Business Combination is completed, that the potential benefits of the Proposed Business Combination will be realized.

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